Exhibit (n)(4)

CONESTOGA FUNDS

(the “Trust”)

FORM OF AMENDED AND RESTATED PLAN PURSUANT TO RULE 18f-3

FOR OPERATION OF A MULTI-CLASS SYSTEM

I. INTRODUCTION

On February 23, 1995, the Securities and Exchange Commission (the “Commission”) adopted Rule 18f-3 under the Investment Company Act of 1940, as amended (the “1940 Act”), which permits the creation and operation of a multi-class distribution structure without the need to obtain an exemptive order under Section 18 of the 1940 Act. Rule 18f-3, which became effective on April 3, 1995, requires an investment company to file with the Commission a written plan specifying all of the differences among classes, including the various services offered to shareholders, different distribution arrangements for each class, methods for allocating expenses relating to those differences and any conversion features or exchange privileges. On March 12, 2014, the Board of Trustees of the Trust authorized the Trust to implement a multi-class distribution structure in compliance with Rule 18f-3. This Plan shall become effective as of March 12, 2014.

II. ATTRIBUTES OF CLASSES

A. Generally

The Trust shall offer two classes of shares in each of the the Conestoga SMid Cap Fund, the Conestoga Small Cap Fund and the Conestoga Mid Cap Fund (each a “Fund” and together, the “Funds”) – Investors Class shares and Institutional Class shares.

In general, shares of each Fund’s classes will be identical except for different expense variables (which will result in different returns for each class), certain related rights and certain shareholder services as described below.

Investors Class and Institutional Class shares of each Fund will represent interests in the same portfolio of investments of the Fund, and will be identical in all respects, except for: (a) the impact of (i) expenses assessed to the Investors Class pursuant to the Shareholding Servicing Plan and/or Distribution Plan pursuant to Rule 12b-1 under the 1940 Act (the “Distribution Plan”) and (ii) any other incremental expenses identified from time to time that should be properly allocated to one class so long as any changes in expense allocations are reviewed and approved by a vote of the Board of Trustees, including a majority of the independent Trustees; (b) the fact that a class will vote separately on any matter submitted to shareholders that pertains to (i) the Shareholder Servicing Plan and/or Distribution Plan adopted for the Investors Class or (ii) class expenses borne by that class; (c) the different exchange privileges of each class of shares; (d) the designation of each class of shares of the Funds; and (e) the different shareholder services relating to a class of shares.

B. Shareholder Services/Expenses/Sales Charges

Investors Class shares of the Funds

Investors Class shares of the Funds are for investments made through certain financial institutions or intermediaries.

Investors Class shares will not be subject to a sales charge. Services provided or arranged to be provided under the Shareholder Servicing Plan adopted for the Investors Class of shares may include: establishing and maintaining accounts and records relating to shareholders, processing dividend and distribution payments from the Funds on behalf of shareholders, responding to routine inquiries from shareholders concerning their investments, assisting shareholders in changing dividend options, account designations and addresses, and other similar services. For these services, each Fund, on behalf of Investors Class shareholders, pays a fee at an annual rate of up to 0.25% of the average daily net assets of the shares serviced by the agent. For services rendered under the Distribution Plan, the Funds may pay a fee at an annual rate of up to 0.25% of the average daily net assets of the Investors Class Shares.

Institutional Class shares of the Funds

Institutional Class shares of the Funds are for individual investors and for certain institutional investors investing for their own or their customers’ accounts.

Institutional Class shares of the Funds will not be subject to a sales charge. Services provided or arranged to be provided under the Shareholder Servicing Plan adopted for the Institutional Class of shares may include; establishing and maintaining accounts and records relating to shareholders, processing dividend and distribution payments from the Funds on behalf of shareholders, responding to routine inquiries from shareholders concerning their investments, assisting shareholders in changing dividend options, account designations and addresses, and other similar services. For these services, each Fund, on behalf of Institutional Class shareholders, pays a fee at an annual rate of up to 0.10% of the average daily net assets of the shares serviced by the agent.

C. Exchange Privileges

Institutional and Investors Class shares of the Funds may be exchanged for shares of the same share class of the other Fund. Existing shareholders of Investors Class shares of the Funds that are eligible to hold Institutional Class shares may exchange their Investors Class shares for Institutional Class shares.

D. Methodology for Allocating Expenses Among Classes

Expenses of each Fund are classified as being either joint or class-specific. Joint expenses of the Funds are allocated daily to each class of shares of each Fund in accordance with Rule 18f-3(c). Class-specific expenses of the Funds are allocated to the specific class of shares of each Fund.

Adopted: March 12, 2014

Revised to correct clerical error: May 5, 2016

Revised: [______], 2021